Mark S. Kingsley 212 836-7092 Fax 212 836-6792 mkingsley@kayescholer.com 425 Park Avenue New York, New York 10022-3598 212 836-8000 Fax 212 836-8689 www.kayescholer.com
February 11, 2010
BY EDGAR AND BY HAND
Amanda Ravitz
Branch Chief — Legal
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Spirit AeroSystems Holdings, Inc. Registration Statement on Form S-4 Filed: November 25, 2009 File No. 333-163334

Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for Fiscal Quarter Ended October 1, 2009 File No. 001-33160
Dear Ms. Ravitz:
     This letter is submitted on behalf of our client, Spirit AeroSystems Holdings, Inc. (the “Company”), in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-4 (File No. 333-163334), Form 10-K for the fiscal year ended December 31, 2008 (File No. 001-33160) and Form 10-Q for the fiscal quarter ended October 1, 2009 (File No. 001-33160), as set forth in your letter to Jonathan A. Greenberg, Esq., the Company’s Senior Vice President, General Counsel and Secretary, dated February 5, 2010. The information in this response was provided to us by the Company.
     The text of the comment contained in the Staff’s letter is set forth in italics below, immediately followed by the Company’s response.
Chicago • Frankfurt • London • Los Angeles • New York • Shanghai • Washington, DC • West Palm Beach

February 11, 2010
Form 10-K: For the fiscal year ended December 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
2009 Outlook, page 42
1.     We have reviewed the proposed disclosure that you provided in response to our prior comment number 17, and we acknowledge your expanded disclosure regarding the growth in your capitalized inventory costs. However, we believe that your disclosure could be further enhanced by providing additional disclosure regarding the impact that your new production programs are expected to have on your results of operations. For example, given that your new production programs have resulted in such significant increases to your capitalized pre-production costs and work-in-process inventory, we believe that it may be meaningful to disclose (i) when your new production programs are expected to begin generating material revenue, (ii) whether or not pre-production costs and/or costs incurred in the early stages of production have been consistent with your expectations, (iii) whether or not there have been any material changes to the timing of when your new programs can be expected to transition to recurring production levels, (iv) whether your new production programs are expected to have a material impact on your company’s margins or reported net income in future periods, and (v) any additional information that would provide readers with insight regarding the expected impact of your new production programs on your results of operations. Please consider revising your disclosure accordingly.
RESPONSE: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 will include substantially the following additional disclosure in response to the Staff’s comment:
     “We are currently performing work on several new programs, which are in various stages of development. Several of these programs entered flight testing during the fourth quarter of 2009, including the Boeing B787, Gulfstream G250, and Gulfstream G650 (which includes the Rolls Royce BR725) and we expect to deliver revenue-generating production units for all of these programs in 2010. In addition, we are working on the new Boeing 747 derivative (the 747-8), which entered flight testing in February of 2010. Historically, low-rate production commences during flight testing, followed by an increase to full-rate production, assuming that successful testing and certification are achieved. Accordingly, we anticipate that each of these programs will begin generating full-rate production level revenues between 2012 and 2014. The Boeing B787 is the only new program that is expected to have a material impact on our net revenues. We are still in the early development stages for the Airbus A350 XWB, Bombardier CSeries and Mitsubishi MRJ programs, as these aircraft are not scheduled to enter service until 2013 or later. Transition of each of these programs from development to recurring production levels is dependent upon the success of each program at achieving flight testing and certification, as well as the ability of the OEM to generate acceptable levels of aircraft sales.
Chicago • Frankfurt • London • Los Angeles • New York • Shanghai • Washington, DC • West Palm Beach

February 11, 2010
     Fiscal year 2009 was a challenging year for certain of our new programs. While work progressed as anticipated on the Airbus A350 XWB, Bombardier CSeries and Mitsubishi MRJ programs, we experienced difficulties in achieving estimated cost targets on certain other programs, particularly in the areas of engineering and estimated recurring costs. As described in more detail in “ — Results of Operations”, we recorded a $93.0 million forward loss on our G250 wing and tooling contracts in the second quarter of 2009. We may experience additional cost pressures on this program in the future as we progress through the flight testing and certification phases. During the fourth quarter of 2009, we recorded a charge of $7.5 million on our Sikorsky CH-53K contract because of additional cost to support a weight improvement plan. While our estimates for this contract continue to show positive margins, it also faces the potential of additional cost growth as we progress through the Systems Development and Demonstration phase. In 2009, Cessna cancelled further development of the Citation Columbus business jet and terminated our contract to supply the fuselage and empennage for this program. At the time, we recorded a $10.9 million charge to reflect the estimated impact of this termination. We remain at risk of future charges on this program pending resolution of Spirit’s contract termination claims seeking recovery of costs incurred.
     We have also experienced cost overruns during the development phase of the Rolls Royce BR725 program. Under our contract with Rolls Royce, we have the exclusive right to design, develop and manufacture nacelles for the BR725 engine on the Gulfstream G650 over the life of the program. The contract provides for fixed prices through 2011, with annual increases thereafter and potential price reductions in certain circumstances. Rolls Royce agreed to fund a fixed amount of non-recurring costs, a portion of which will be paid over a specified number of production units. The higher than expected spending on the BR725 program has resulted in an estimated margin of zero, with additional potential future cost pressures as well as opportunities for improved performance. Although the G650 wing contract is progressing, it is also experiencing cost pressures stemming from higher than anticipated engineering effort as well as design changes. While we still estimate positive margins for this contract, risks related to additional engineering as well as the recurring cost profile remain as this program enters flight testing.
     We seek additional consideration for customer work statement changes throughout the development process as a standard course of business. The ability to recover or negotiate additional consideration is not certain and varies by contract. Varying market conditions for these products may also impact future profitability.
     Although none of these new programs other than the B787 individually are expected to have a material impact on our net revenues, they do have the potential, either individually or in the aggregate, to materially and negatively impact our consolidated results of operations if future changes in estimates result in the need for a forward loss provision. Absent any such loss provisions, we do not anticipate that any of these new programs other than the B787 will significantly dilute our future consolidated margins. As the B787 approaches full-rate production, it may adversely impact our consolidated margins.”
Chicago • Frankfurt • London • Los Angeles • New York • Shanghai • Washington, DC • West Palm Beach

February 11, 2010

     Thank you for your assistance regarding this matter. Please contact Joel I. Greenberg at (212) 836-8201 or me at (212) 836-7092 with any further comments or questions you may have.
      Sincerely,

/s/ Mark S. Kingsley
_________________________
Mark S. Kingsley

cc:	Tarik Gause Lyn Shenk Jeffrey Sears Jonathan A. Greenberg Joel I. Greenberg
Chicago • Frankfurt • London • Los Angeles • New York • Shanghai • Washington, DC • West Palm Beach

4